

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

<u>Via E-mail</u>
Robert Bondurant
Executive Vice President and Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

> **Re:**   **Martin Midstream Partners L.P.**
>   **Martin Midstream Finance Corp.**
>   **Registration Statement on Form S-4**
>   **Filed April 10, 2013**
>   **File No. 333-187825**

Dear Mr. Bondurant:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. On April 23, 2013, we issued comments related to your confidential treatment request filed March 5, 2013. We will not be in a position to consider a request to accelerate the effectiveness of your registration statement until all outstanding issues, including comments on your pending confidential treatment request, have been resolved.

Closing Comments

> We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

> Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

> Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: David F. Taylor
 Locke Lord LLP